EXHIBIT 2.1

LETTER AGREEMENT BETWEEN TRAILBLAZER RESOURCES, INC.
AND SOLUS INDUSTRIES, LLC DATED SEPTEMBER 9, 2013

TRAILBLAZER RESOURCES	TRAILBLAZER RESOURCES, INC.	2520 St. Rose Parkway, #31 Henderson, Nevada 89074 T 1.800.787.5439 samchild7@gmail.com

September 9, 2013

Board of Directors
Solus Industries, LLC
4100 Shoreline Drive
Suite 4
Spring Park, MN 55384

Gentlemen:

As Board Chair and Chief Executive Officer of Trailblazer Resources, Inc. (“TBLZ”), I am pleased to present you, the Solus Industries, LLC Board of Directors, and your members, this Letter Agreement (“Agreement”) for the acquisition of assets of Solus Industries, LLC (“SOLUS”).   I believe that this Agreement presents the best way to enhance shareholder value for both SOLUS and TBLZ (the “Parties”).  I also believe that completing this acquisition expeditiously is in the clear interest of both companies.  By countersigning this Agreement, SOLUS agrees that upon approval of the Agreement by the SOLUS members, this Agreement will bind both SOLUS and TBLZ to a closing date on or before November 15, 2013, subject to the successful completion of due diligence by both Parties, as well as the successful completion of the regulatory process and securing of any necessary consents, including final approval by TBLZ’s Board of Directors following completion of due diligence.  SOLUS agrees that it will secure approval of the Agreement by its members by September 10, 2013 and acknowledges that failure to do so will render this Agreement null and void with no liability whatsoever to either Party.

Accordingly:

1.	Recitals

TBLZ is a publicly-held and traded company incorporated under the laws of the State of Nevada.  TBLZ is fully compliant and current in its reporting to the Securities and Exchange Commission, including filing audited financial statements. for its most recently completed fiscal year.  Presently, TBLZ has no operating business, and TBLZ seeks to acquire an operating company that will deliver value to its shareholders.

SOLUS is a privately-held company organized under the laws of the State of Minnesota with a ten-year operating history.  SOLUS represents that it has developed and deployed a proven business model that leverages SOLUS’ proprietary 35-million datapoint database of system performance intelligence on commercial roofing, heating/ventilation/air-conditioning (“HVAC”) and refrigeration systems to deliver to commercial customers a guaranteed minimum 10% reduction in facilities maintenance spend relative to these systems.

SOLUS represents that its business model represents a virtual roll-up of the facilities maintenance industry, with service providers across the country joining the SOLUS network (following certification) and paying substantial recurring subscription fees for access to SOLUS’ growing intelligence database, proprietary analytic models and facilities maintenance programs.  SOLUS represents that its model is designed to reduce customer risk associated

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with poor system repair diagnostics and logistical inefficiencies, allowing SOLUS to pre-identify the optimal solution and deliver to the customer’s site the right service provider with the right parts and the right know-how in a timely fashion.  SOLUS further represents that it can exercise real-time oversight of the work of SOLUS’ services providers and share that oversight with full transparency to the customer.  SOLUS represents that its business model provides a significant Software-As-A-Service (“SaaS”) -like character to the SOLUS’ financial performance, enhancing its desirability to TBLZ shareholders.

SOLUS represents that it has held operational contracts with a number of customers, including Albertson’s, Home Depot, Target Stores and FedEx, among others, and that it has operational contracts as well as contingent and potential contracts and relationships sufficient to fund current annual operating expenses.  SOLUS also represents that SOLUS requires additional capital in order to deliver full value to its members as well as recruit and retain public-company management expertise.

Both TBLZ and SOLUS recognize and agree that access to the public markets could enhance the ability of SOLUS to raise capital and thus potentially maximize the value to the equity owners of both companies.  Sale of the SOLUS assets to TBLZ under the terms and conditions set forth in this Agreement could provide SOLUS quicker access to the public markets for capitalization purposes and growth acceleration.  This proposal would provide the shareholders of TBLZ with an operating business as well.

2.      Purchase of Assets

TBLZ proposes to purchase the assets of SOLUS, including all property, real or personal and financial interests as reflected in the books and records of SOLUS, as well as all intellectual property, held directly or indirectly by SOLUS (“Purchased Assets”).  SOLUS represents and warrants that it has good title to the Purchased Assets and that there are no claims against such assets.  TBLZ would not purchase or otherwise assume any debt or obligation of SOLUS, including existing or lapsed subscriber agreements and any existing real estate lease agreement unless otherwise set forth in this Agreement.  TBLZ also would not purchase any membership interest or other indicia of ownership of SOLUS or its predecessors held by investors, members, lenders or other associated organizations or individuals, as well as the corporate status of SOLUS.

To be clear, under this Proposal, TBLZ would assume no liabilities, except those disclosed in this Agreement, and specifically, TBLZ would assume no responsibility for any litigation, either pending or anticipated.  A partial list of assets to be purchased appears at Exhibit A.

3.      Corporate Name

It is anticipated that TBLZ will incorporate a wholly-owned subsidiary to be named “Solus, Inc.” in Minnesota to acquire the Purchased Assets.  It is anticipated that the existing employees of DOLUS will enter into Employment Agreements with Solus, Inc upon closing.  After closing, TBLZ will change its name to SOLUS CORPORATION (“SOLUSCORP”).

4.      Consideration and Registration Terms

In exchange for the assets described above, TBLZ will issue and cause to be delivered to SOLUS 20,000,000 newly issued shares of its publicly-traded stock (OTCC: TBLZ) (the ”SOLUS Shares”) which have not been registered under the Securities Act of 1933.  TBLZ agrees to support any SOLUSCORP Board decision to register the SOLUS Shares as quickly as the applicable securities laws and market conditions permit after SOLUSCORP has both achieved positive EBITDA and attained the minimum tier of NASDAQ Capital Markets.  SOLUS would be free to distribute the shares to its members as it deems appropriate under the requirement that it secure from the distributees written acceptance of the restrictions on the shares as described in this paragraph.  This requirement does not apply to shares distributed by SOLUS to Diversified Equities Partners, LLC and its assigns.

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The following restrictive legend will appear on all SOLUS Shares certificates issued to SOLUSCORP senior management employees and founders:

THE SALE, PLEDGE, HYPOTHECATION OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF CERTAIN PROVISIONS THAT REQUIRE SPECIFIC FINANCIAL PERFORMANCE BY AND AMONG MANAGEMENT AND FOUNDING STOCKHOLDERS. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

5.      Board of Directors Upon Closing

Upon closing, a new Board of Directors of SOLUSCORP will be elected which will consist of no less than five individuals, two of which will be designated by SOLUS and three of which will be designated by TBLZ.  One of the SOLUS designees will be its Chief Executive Officer.  Further, one of the SOLUS designees will serve a term of one year and the other a term of two years.  Of the three TBLZ designees, one will serve a term of two years and the other two will serve three-year terms.  The members of the Board will select a Chairman, who will serve as a member of SOLUSCORP’s Executive Management Committee.

6.      Management Upon Closing

Current SOLUS operations-level management will remain in position for a minimum period of two years unless changed by decision of the new Board of Directors described above.  The Board of Directors shall appoint a chief executive officer and chief financial officer for SOLUSCORP.  The SOLUSCORP Board of Directors will exercise direct approval authority for management salaries and sales commissions structures, and will ensure that these salaries and commissions remain constrained at current levels until SOLUSCORP has achieved positive EBITDA on a quarterly basis.

7.     Bridge Financing

Within ten days of the execution of this Agreement, TBLZ will provide $190,000 of preliminary bridge capital to SOLUS, and advance to Axis Solutions, LLC (“AXISAP”) additional funding to start the development of the project outlined in that certain Independent Contractor Service Agreement between AXISAP and TBLZ dated September 5, 2013 designed to develop the next generation of the Solus Intel platform.  A portion of the $190,000 loan to SOLUS will be used to engage the necessary legal and accounting services required to complete the transaction contemplated by this Agreement.  TBLZ shall provide a second tranche of $250,000 of bridge capital within ten days following the closing of the asset acquisition contemplated by this Agreement.  The first $190,000 bridge loan will be secured by the intellectual property owned by SOLUS, and will be evidenced by a promissory note with a maturity date of one year from the date of the loan.  Also immediately after closing, SOLUSCORP will undertake a secondary offering in an amount and on terms determined by the SOLUSCORP Board of Directors.  TBLZ represents that it has issued outstanding warrants to purchase shares of common stock at $1.00 per share which, when fully exercised, can result in proceeds of $2,300.000.  These warrants expire on June 30, 2014.

8.      Actions Upon Execution; Due Diligence

Immediately upon execution of this Agreement, Solus agrees to obtain the approval of its members no later than September 10, 2013.  TBLZ and SOLUS each agree to provide the information and data necessary for the other to perform due diligence associated with this transaction.  TBLZ is a fully-reporting public company, and its relevant financial and operational information is available from the Securities and Exchange Commission’s EDGAR system.  TBLZ will forward to SOLUS a Due Diligence Information Request packet upon execution of this Agreement, which will include, among things, a requirement that SOLUS disclose all current operating policies.  The Parties agree to exchange requested information on or before September 13, 2013.  The Parties will have until September 27, 2013 to complete due diligence activities, at which time this Agreement will become effective.

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Each Party agrees to make available to the other all records, staff, consultants, contractors, advisors, legal counsel and facilities for the purposes of the other party undertaking its due diligence review and each Party agrees to advise the other, as soon as reasonably practicable, if any matters discovered by it in its due diligence review have caused such Party to determine it will not be satisfied with the review as required by this condition and that it will terminate its obligations under this Agreement.  This Notice shall be written, transmitted by e-mail, and contain a detailed description of the specific deficiencies.  The non-performing Party shall have 72 hours to provide satisfactory responses, or the requesting Party, at its discretion, may terminate this Agreement and declare its obligations null and void.

9.	TBLZ Operations Prior to Closing

Prior to the closing of the transaction contemplated under this Agreement, TBLZ will transact business in the ordinary course.  Should any business matters not in the ordinary course arise, TBLZ will give immediate notice to SOLUS.

10.	SOLUS Operations Prior to Closing

Prior to the closing of the transaction contemplated under this Agreement, SOLUS will operate its business in the ordinary course. Should any business matters not in the ordinary course arise, SOLUS will give immediate notice to TBLZ.

11.	Financial Statements of SOLUS

As condition precedent to the closing of this transaction, SOLUS will deliver to TBLZ its audited financial statements for the years ended 2011 and 2012 and its unaudited financial statements covering the period through its last completed fiscal quarter, which statements will have been prepared in accordance with generally accepted accounting principles of the American Institute of Certified Public Accountants and the guidelines of SEC Regulation S-X and the Public Company Accounting Oversight Board.

12.	Condition to Close

Closing will be condition on the satisfaction of the following:

(a)   Receipt prior to closing of all necessary consents, approvals, exemptions, authorizations and waivers of governmental bodies, lenders, lessors and third parties;

(b)   Completion of the due diligence contemplated above in Paragraph 8 to the full satisfaction of each Party;

(c)   SOLUS having the full title, right and authority to convey the Purchased Assets, and the Purchased Assets being free and clear of all liens, charges, encumbrances and adverse claims, except for the security interest contemplated by Paragraph 7 above;

(d)   No material adverse change having occurred in the business, financial conditions, prospects, capital structure assets or affairs of either Party between the date hereof and the closing, except as contemplated by this Agreement;

(e)   No pending or threatened litigation regarding the transaction contemplated hereby;

(f)   The delivery of customary legal opinion, closing certificates and other closing documentation; and

(g)   Such other conditions as either Party may reasonably require.

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13.	Quotation of Stock

At closing, TBLZ’s common shares shall continue to be quoted on the OTC Markets.

14.	Exclusivity

The parties agree that from the execution of this Agreement until closing:

(a)
TBLZ and Solus will deal exclusively with each other with a view to completing satisfactory due diligence and moving forward on the closing of the asset acquisition transaction contemplated by this Agreement.;

(b)
TBLZ and Solus and their respective representatives will immediately cease all existing discussions and negotiations, if any, with any other party in respect of any transaction, the consummation of which would or could reasonably be expected to interfere with or prevent the transactions contemplated herein or materially reduce the benefit thereof to TBLZ and Solus (collectively, an “Alternative Transaction”); and

(c)
TBLZ and Solus will not, directly or indirectly, and will not permit any of their respective representatives, to solicit, initiate, or encourage proposals or offers from, or participate in negotiations with, any third party, or provide information to any third party, relative to any Alternative Transaction.

15.	Confidential Information

The Parties acknowledge that the further negotiation and execution of this transaction will require the release and disclosure by each to the other of confidential information which may not be available to the general public (the “Information”).  The Information shall be kept confidential by the recipient and shall not, without the prior written consent of the disclosing Party, be disclosed by the recipient, or by its agent, representatives or employees, in any manner whatsoever, in whole or in part, and shall not be used by the recipient, its agents, representatives or employees other than in connection with the transaction described above.  Moreover, each Party agrees to reveal the Information only to its agents, representatives and employees who need to know the Information for the purpose of evaluation the transaction described in this Agreement, who are informed by that Party of the confidential nature of the Information and who shall agree to be bound by the terms and conditions of this Agreement.

16.	Return of Confidential Information

The Information, except for that portion of the Information that consists of analyses, compilations, studies or other documents prepared by the recipient, or by its agent, representatives or employees, shall be returned to the disclosing and granting Party immediately upon its request.  That portion of the Information that consists of analyses, compilations, studies or other documents prepared by the recipient, or by its agent, representatives or employees, shall be held by it, kept confidential and subject to the terms of this Agreement, or destroyed.

17.	Public Information

When this Agreement is so executed, SOLUS acknowledges that TBLZx shall report that fact in a Form 8-k, which will be filed with the Securities and Exchange Commission.  SOLUS further agrees that it shall not disseminate information about this Agreement without the written agreement of TBLZ.

18.      Cost and Expenses

Each Party shall bear its own expenses in connection with this Agreement and the transaction contemplated herein.

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19.      Legal and Accounting Professionals

TBLZ, as a public company, has been represented by the following independent contract professionals:

Legal:
Fay M. Matsukage, Esq.
Dill, Dill, Carr, Stonbraker & Hutchings, PC
455 Sherman Street, Suite 300
Denver, CO 80203

Audit:
Mark Leitner
BDO, LLC
7650 Edinborough Way, Suite 225
Edina, MN 55435

SOLUSCORP will continue to employ and retain these professionals unless changed by the SOLUSCORP Board of Directors.

20.      Jurisdiction and Venue

TBLZ is a Nevada Corporation, and the SOLUSCORP shall remain a Nevada corporation.  Any question or dispute that may arise by virtue of this Agreement shall be resolved according to the laws of the State of Nevada by a Court of competent jurisdiction in the State of Nevada.  Any Federal issue shall be determined by the Federal Courts for the District of Nevada.

21.      General Contract Provisions

(a)  If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this letter agreement, but this letter agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(b)  Time shall be of the essence with respect to the agreements contained in this Agreement and all aspects hereof.

(c)  This Agreement may at any time, and from time to time, be varied or amended by the written agreement of each of TBLZ and SOLUS.

(d)  Each of the Parties enters into this Agreement in good faith and for the purposes set forth herein, in particular to accomplish the acquisition of the SOLUS assets by TBLZ without the transaction being deemed a reverse acquisition.

(e)   This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all of which together will be deemed to be one and the same instrument.  Facsimile signatures will be valid to the same extent as original signatures. All Notices required by this Agreement shall be expedited and sent via e-mail to the indicated responsible person.  Amendments by facsimile or e-mail must be signed or otherwise acknowledged by each of the Parties in order to be effective.

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22.      Exhibits

There is one Exhibit to this Agreement.  Any additional Exhibits subsequently generated must be written and signed by both Parties prior to becoming a part of this Agreement.  Once so signed, any such Exhibits will be deemed a part of this Agreement, the same as if the contents of the Exhibits had been incorporated fully into the body of the Agreement.

23.      Facsimile, E-mail, Duplicates

This Agreement may be signed in duplicate, and each signed duplicated will be deemed to be an original and may be used as such.  All Notices required by this Agreement shall be expedited and sent via e-mail to the indicated responsible person.  Amendments by facsimile or e-mail must be signed or otherwise acknowledged by each of the Parties in order to be effective.

IN WITNESS WHEREOF, each of the Parties, by and through its authorized representative, has signed this Agreement, consisting of eight (8) pages, with full corporate power and attorney, as of the date recorded above.

TRAILBLAZER RESOURCES, INC

By:      /s/ Samuel W. Fairchild
                Samuel W. Fairchild, CEO

SOLUS INDUSTRIES, LLC.

By:  /s/ Colin Schnebly
Name:  Colin Schnebly
Position:   President

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EXHIBIT A.

Partial List of Assets of SOLUS Industries, LLC.

Solus collects and refines, using proprietary methods, a substantial amount of system and service provider data, averaging 400 data points on every project managed. Transactional demand requirements for facilities MRO activities are analyzed using the proprietary models and algorithms Solus has developed over the last eight years, yielding detailed insight on system and service provider performance.  This insight serves as the platform for Solus’ dispatch and oversight of service provider solutions to meet the transactional demand requirement in the most effective and efficient manner, allowing corporation clients to reduce operational spend significantly on their facility portfolios.

Solus Hard Assets:
-	Office Desks
-	Office Chairs
-	Desktop Computers and Servers
-	Phone System and Phone Sets
-	Office Furniture and Office Décor
-	Proprietary Software Platform

Solus Proprietary and Intellectual Property Assets:

-	Database (currently contains 35,000,000 data points)
-	Algorithms and Analytic Models
-	Data Mining Procedures, Data Aggregation and Cleansing Techniques
-	Analytics of Major System Manufacturers and Types
-	Analytics of Major Corporation Portfolios
-	Analytics of Current Service Provider Base Performance
-	Operational Spend Reduction and Elimination Procedures
-	Cost of Ownership Reduction Procedures and Processes
-	System Life-Span Expansion Procedures and Processes
-	Revenue Generation Procedures
-	Intellectual Project Management Center Design
-	Proprietary Communication Protocol to Enhance Service Provider Performance
-	Service Provider Base
-	Intellectual Service Provider Qualification Procedure
-	Service Provider Management Process
-	Reactive Repair Process and Management
-	Troubleshooting Process and Management
-	Audit Process and Management
-	Capital Improvement Process and Management
-	Strategy Portfolio for Service Provider Cost Reduction
-	Strategy Portfolio for Manufacturer Equipment and Material Cost Reduction
-	Preservation Management Techniques and Protocol
-	Proprietary Market Research and Statistics on Industry Trends

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